Independent  Film Development Corporation

190 N. Canon Drive

Suite 420

Beverly Hills, CA  90210

(310) 275-0089

April 21, 2008

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

Attn: Tom Kluck, Branch Chief

Re:  Independent Film Development Corporation

        Registration Statement on Form 10

        File No. 0-53103

Dear Mr. Kluck,

The undersigned is the Secretary and Director of  Independent Film Development Corporation and is in receipt of your comments of April 10, 2008.

Please be advised of the following:

1.

This response is in the capacity as officer and director of the company and not company counsel.

2.

The Registration Statement on Form 10 has been amended to include audited financial statements to December 31, 2007.

3.

The effective date of the acquisition of Signature Entertainment is actually January 8, 2008.  The next quarter financials will have the accounting treatment for the acquisition.  The footnotes have been corrected accordingly.

Please be further advised that the Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an y action with respect to the filing; and the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or anyperson under the federal securities laws of the United States.

Sincerely yours,

KENNETH G. EADE